

April 23, 2024

Dennis M. Danzik
Chief Executive Officer
flooidCX Corp.
14747 N Northsight Blvd
Suite 111-218
Scottsdale, AZ 85260

       Re: flooidCX Corp.
          Revised Preliminary Information Statement on Schedule 14C
          Filed April 3, 2024
          File No. 000-55965

Dear Dennis M. Danzik:

We have reviewed your April 3, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2024 letter.

Revised Preliminary Information Statement on Schedule 14C filed April 3, 2024

General

1.   We note your response to prior comment 1, including the termination of the merger agreement and planned transaction with Quantum Energy, Inc. However, we also note that your revised information statement continues to disclose the primary reason for your name change to Quantum Energy Corporation is "in order to more properly reflect our new business model" followed by revisions to your disclosure describing the focus of your business. While you note that the merger agreement was terminated, it appears that the businesses of Quantum Energy Inc. and flooidCX are overlapping in ways that suggest a combination of the two businesses. For example, in the press release announcing the merger dated February 21, 2023, the business of Quantum Energy was described as "a developer of transformative photonic energy systems for the direct generation and

distribution of electrical energy owned by and for the use of the consumer." This description is similar to your disclosure in the current proxy statement stating that flooidCX's new business involves "the development and support of energy systems technologies, with a focus on Direct Energy Systems including Photon Lighting Systems, Photon Engines and Energy Storage Systems."

In addition, we note an overlap in management of the two companies. As examples, it appears that William Westbrook, the CFO of Quantum Energy Inc., was appointed to the board of flooidCX on August 8, 2022, and Craig N. Kitchen serves on the boards of both Quantum Energy and flooidCX. Further, the press release issued by flooidCX on January 25, 2024 lists both FLCX and QREE as the tickers for flooidCX, and notes technology licenses from WYOTech Investments Group, LLC and Inductance Energy Corporation, both of which are, or have been, affiliated with Quantum Energy. Please explain the substantial overlap in the businesses of Quantum Energy and flooidCX, including the public representation that the tickers of both companies are affiliated with flooidCX, and explain how the businesses were integrated despite the termination of the merger agreement. Please indicate the transaction that resulted in this integration, and provide us with a legal and factual analysis of whether you are or were required to register the transaction under the Securities Act of 1933. Please also revise the preliminary information statement to include specific details of the reasons for the name change, including the integration of Quantum Energy and flooidCX, and provide the information required by Items 11, 13 and 14 of Schedule 14A, or tell us why you believe you are not required to provide such information. See Item 1 of Schedule 14C and Note A to Schedule 14A. Please also indicate when you intend to file your Form 10-K for the year ended December 31, 2023.

2.   We note your response to prior comment 2 and reissue, as the only revision you have made appears to be the addition of the beneficial ownership table. Please further revise your information statement to furnish all of the information required by Schedule14C. We note in particular that Item 1 of Schedule 14C requires you to furnish the information called for by all of the items of Schedule 14A which would be applicable to any matter to be acted upon at the meeting if proxies were to be solicited in connection with the meeting. Please revise to include this disclosure as well as any other disclosure required by Schedule 14C. We note that you have omitted most of this disclosure from the current Schedule 14C.

Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard W. Jones